SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - sala 3702
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXCERPT OF THE MINUTES OF THE SPECIAL MEETING OF THE BOARD
OF DIRECTORS OF COMPANHIA SIDERÚRGICA NACIONAL,
HELD ON JUNE 14, 2004, TRANSCRIBED IN A SUMMARY

NIRE: 33300011595

1. Date: June 14, 2004.

2. Time: 11:30am

3. Place: Av. Juscelino Kubitschek No. 1830, Torre I, 14° andar, São Paulo, SP.

4. Attendees: Benjamin Steinbruch (Chairman), Jacks Rabinovich, Antonio Francisco dos Santos, Dionísio Dias Carneiro Netto, Edmar Lisboa Bacha, Mauro Molchansky, Fernando Perrone, Darc Antonio da Luz Costa e Felipe Ha Jong Kim (General Secretary of the Board of Directors).

6. Agenda: 6.1 – GalvaSuld - The Board of Directors ("CA") approved, with Dr. Darc Antonio da Luz Costa abstantion to vote (i) the signature of all contracts and any other documents related to the Sales and/or purchase, by means of an auction, of shares comprising the capital stock of GalvaSud S.A., between the Company and ThyssenKrupp Stahl AG ("TKS"); (ii) the indication, by the Executive Board, of a Company's representative, to act separately, in the extra-judicial auction of sales and/or purchase of shares comprising the capital stock of GalvaSuld S.A., to be held in New York ("Auction"), with powers to bid and transfer the shares of GalvaSud S.A.; (iii) in the event the Company wins the Auction, the Executive Board is authorized to use any of its subsidiaries to purchase the interest of TKS in the capita stock of GalvaSud S.A.; (iv) the obtainment of bank letters of guarantee in order to ensure the operation and the provision of guarantee by the Company in bonds to be assumed by its subsidiaries, in the hypothesis provided for in item (iii) above. Next, the Board of Directors delegated to the CSN'S Executive Board, to Mr. Luiz Ernesto Migliora, Mr. César Augusto Fogarin, Mr. Felipe Ha Jong Kim and Mr. Otávio de Garcia Lazcano powers to, separately, perform any and all acts required to the implementation of said operation of sales and/or purchase of shares owned by GalvaSud S.A., as well as the provision of guarantee by the Company. 6.2 – General Matters – Intermediary Dividends – The Board of Directors approved, as per article 17, item VIII of the Company's By-laws and article 204 and its paragraphs 1 and 2, of Act No. 6.404/76, the payment of intermediary dividends to shareholders to the income account for the period ended on March 31, 2004, in the amount of RS$35,000,000.00, corresponding to the compensation of R$0.1228 by outstanding share of the capital stock, excluding 2,087,200 shares in treasury, free withholding from income tax – IRRF, as per existing law. The payment or credit to shareholders shall be made as from June 15, 2004. I hereby certify that the deliberations herein transcribed shall be true to the original on the date filed with the Company's headquarters.

COMPANHIA SIDERÚRGICA NACIONAL
Felipe Ha Jong Kim
General Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2004

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Otavio de Garcia Lazcano
Otavio de Garcia Lazcano Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.